                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                             (Amendment No. 2)

                    International American Homes, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, par value $.01                    459004107
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


              George H. Hempstead, III, c/o Hanson Industries
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


                               June 5, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HANSON PLC
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS (1) LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HANSON OVERSEAS HOLDINGS LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HANSON HOLDINGS NETHERLANDS B.V.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      KINGDOM OF THE NETHERLANDS
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HM ANGLO-AMERICAN LTD.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HANSON AMERICA INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    HM HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    SUPERLITE, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ARIZONA
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    KAISER CEMENT CORPORATION
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ARIZONA
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    KIDDE INDUSTRIES, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

    14     TYPE OF REPORTING PERSON:    CO

               This Statement amends the Statement on Schedule 13D filed with the Securities and Exchange Commission by Superlite, Inc., Kaiser Cement Corporation ("Kaiser"), Kidde Industries, Inc. ("Kidde"), PH Property Development Company ("PH Property"), International Mini-Warehouse Associates, L.P., IMWA Equities IX, L.P., HM Holdings, Inc. ("HM Holdings"), Hanson America Inc. ("Hanson America"), HM Anglo-American, Ltd. ("Anglo"), Hanson Holdings Netherlands B.V. ("Netherlands"), Hanson Overseas Holdings Limited ("Overseas"), Hanson Holdings (1) Limited ("HH-1") and Hanson PLC, with respect to their beneficial ownership of the Common Stock, par value $.01 per share ("Common Stock") of International American Homes, Inc., a Delaware corporation (the "Company"), as previously amended by Amendment No. 1 thereto.

               This Amendment No. 2 has been executed by Superlite, Inc., Kaiser, Kidde, HM Holdings, Hanson America, Anglo, Netherlands, Overseas and Hanson PLC (collectively referred to herein as the "Beneficial Owners"). International Mini-Warehouse Associates, L.P. and IMWA Equities IX, L.P. have been liquidated and have disposed of their interests in the Company to PH Property. On June 5, 1995, Kaiser sold all of the outstanding capital stock of PH Property to a subsidiary of U.S. Industries, Inc., as described in Item 4 of this
     Schedule 13D.


     Item 4.  Purpose of Transaction.
              ----------------------
               On June 5, 1995, Kidde sold 1,009,446 shares of the Common Stock to Jacuzzi Inc. ("Jacuzzi"), an indirect subsidiary of U.S. Industries, Inc. ("USI"), pursuant to a stock purchase agreement (the "Kidde Stock Purchase Agreement"), dated May 30, 1995, between Kidde and USI American Holdings, Inc. ("USIAH"), a subsidiary of USI and the parent corporation of Jacuzzi. Also on June 5, 1995, Kaiser sold all of the outstanding capital stock of PH Property, which directly owns 1,222,653 shares of the Common Stock, to Jacuzzi pursuant to a stock purchase agreement (the "Kaiser Stock Purchase Agreement"), dated May 30, 1995, between Kaiser and USIAH. Jacuzzi assumed all of the rights and obligations of USIAH under the Kidde Stock Purchase Agreement and the Kaiser Stock Purchase Agreement pursuant to an assignment and assumption agreement, dated May 31, 1995 (the "Assignment Agreement").

               The Kidde Stock Purchase Agreement and the Kaiser Stock Purchase Agreement were entered into in connection with the demerger (eg. spin-off) of the U.S. non-core businesses of Hanson PLC to USI and its subsidiaries, as announced by Hanson PLC and reported on
     Schedule 13D by the Beneficial Owners in February 1995.
























     NYFS02...:\13\51513\0220\1733\SCH6015K.590

               Each of the Kidde Stock Purchase Agreement, the Kaiser Stock Purchase Agreement and the Assignment Agreement has been filed as an Exhibit to this Amendment No. 2 and is incorporated herein by reference.


     Item 5.   Interest in Securities of the Issuer.
               -------------------------------------
          (a)-(b) As of June 5, 1995, the Beneficial Owners no longer beneficially owned any shares of the Common Stock.

          (c) The information contained in Item 4 of this Amendment No. 2 is incorporated herein by reference.

          (e) As a result of the sale of 1,009,446 shares of the Common Stock directly beneficially owned by Kidde and the sale by Kaiser of all of the outstanding common stock of PH Property, which directly beneficially owned 1,222,653 shares of the Common Stock, on June 5, 1995 the Beneficial Owners ceased to be the owners of more than 5% of the outstanding Common Stock.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               ----------------------------------------
               The information contained in Item 4 of this Amendment No. 2 is incorporated herein by reference.


     Item 7.   Exhibits
               --------
               The following are filed as Exhibits to this Statement on
     Schedule 13D:

               3. Stock Purchase Agreement, dated May 30, 1995, between Kidde Industries, Inc. and USI American Holdings, Inc.

               4. Stock Purchase Agreement, dated May 30, 1995, between Kaiser Cement Corporation and USI American Holdings, Inc.

               5. Assignment and Assumption Agreement, dated May 31, 1995, between USI American Holdings, Inc. and Jacuzzi Inc.



























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

                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 5, 1995


                              HANSON PLC
                              HANSON HOLDINGS (1) LIMITED
                              HANSON OVERSEAS HOLDINGS LIMITED
                              HANSON HOLDINGS NETHERLANDS B.V.


                              By:   /s/ George H. Hempstead, III
                                   ----------------------------------------
                                   George H. Hempstead, III
                                   Attorney-in-Fact


                              HM ANGLO-AMERICAN, LTD.
                              HANSON AMERICA INC.
                              HM HOLDINGS, INC.
                              SUPERLITE, INC.
                              KAISER CEMENT CORPORATION
                              KIDDE INDUSTRIES, INC.


                              By:   /s/ George H. Hemstead, III
                                   ----------------------------------------
                                   George H. Hempstead, III
                                   Vice President





































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

                                  EXHIBIT INDEX
                                  -------------
     Item No.                                          Page No.
     --------                                          --------

     3.             Stock Purchase Agreement, dated
                    May 30, 1995, between Kidde
                    Industries, Inc. and USI American
                    Holdings, Inc.

     4.             Stock Purchase Agreement, dated May
                    30, 1995, between Kaiser Cement
                    Corporation and USI American
                    Holdings, Inc.

     5.             Assignment and Assumption
                    Agreement, dated May 31, 1995,
                    between USI American Holdings,
                    Inc. and Jacuzzi Inc.












































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